Exhibit 99.1

Genius Group enters Joint Venture with RetreatVR to build VR Life
Campus with VR AI Genie on Meta Store and Apple Vision Pro

SINGAPORE, October 16, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces today that it has entered into a joint venture agreement to develop the Genius Metaversity ‘Life Campus’ with RetreatVR, the founding team of GeniusX and developers of Retreat App, a virtual reality education application on the Meta VR Store that hosts classes featuring top experts in the Metaverse.

Life Campus will be the newest addition of learning content to the four current virtual campuses on Genius Group’s Edtech platform, GeniusU, serving its 5.4 million students from around the world. The current campuses (Entrepreneur Campus, Investor Campus, University Campus and School Campus) each deliver freemium and premium courses to their particular audience of students both digitally and via microschools at locations with GeniusU’s 14,000 partners globally. Life Campus will complement these campuses by delivering courses on health, mental health, relationships, communication and life skills delivered by leading experts.

The goal of the joint venture is to combine the strength of GeniusU’s current platform, students and partners together with RetreatVR’s courses and partners, including those already developed in virtual reality on the Meta VR store with Retreat App, featuring experts in creativity, careers, wellness, mindset, relationships, financial well-being and entrepreneurship.

The joint venture will build Life Campus initially on Genius Metaversity, accessible via PC and laptop via GeniusU, and then to build it to also be accessible with the next generation of VR headsets in a combination of 2D and 3D as an app on the Meta Store and Apple Vision Pro platform.

The Company and RetreatVR will also be developing Genius Group’s Genie AI into an interactive AI teaching assistant in VR personalized to each student, combining the 3D avatars that RetreatVR has developed with GeniusU’s Genie AI that advises each student based on their personal talents, passions, purpose and learning goals.

The Company anticipates Life Campus will be market ready and open to its students on GeniusU in Q1 2024.

CEO of Genius Group, Roger Hamilton, said “We have been working with the RetreatVR team in the development of our Genius Metaversity 2.0, and we believe that their VR development team is world class. We are excited to bring their courses and mentors within RetreatVR to GeniusU, and the topics we will be covering in Life Campus have been requested by our students of all ages.”

CEO of GeniusX and the RetreatVR team, Nick Janicki said “Retreat App was one of the first learning apps on the Meta VR Store, and we have been grateful to have the support of Meta, including receiving a Meta grant for the development of our app. Metaverse tools and interest in the Metaverse has accelerated tremendously. This joint venture with Genius Group enables us to use the VR assets and development team we have built to reach a wider audience and to integrate our mentors and experts with GeniusU’s courses and community. We’re extremely excited to be pioneering this new world of learning with GeniusU and Genius Metaversity.”

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

About RetreatVR

RetreatVR was developed by GeniusX, founded by Nick Janicki, Lyle Maxson and Joe Polish. GeniusX is an XR development company that provides unique, interactive, immersive learning experiences for the future of education. RetreatVR has been launched on the Meta VR Store as Retreat App, a virtual reality education application on that hosts classes featuring top experts in the Metaverse. With photo realistic backgrounds and real-life videos of educators, students get to choose their own virtual reality adventure through interactive learning worlds, customized group classrooms, and exquisite immersive environments.

For more information, please visit: https://retreatvr.io/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com